
HARVEST TODAY, LLC
AMENDED AND RESTATED OPERATING AGREEMENT


THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "*Agreement*") is made and entered into as of this 15th day of December 2023, by and among the parties identified as Members on the **SCHEDULE OF MEMBERS** attached hereto as **EXHIBIT A**, each of whom hereby agree to the terms and conditions set forth herein applicable to the operations of **HARVEST TODAY, LLC** (the "*Company*"), pursuant to the provisions of the Colorado Limited Liability Company Act, as amended (the "*Act*"). The parties identified as Members on the **SCHEDULE OF MEMBERS** are referred to individually as a "*Member*" and collectively as the "*Members*" or "*Membership*." Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned thereto in Article 14 below.


ARTICLE 1
TERMINATION AND RESTATEMENT OF PRIOR OPERATING AGREEMENT


TERMINATION OF PRIOR OPERATING AGREEMENT. The Members hereby acknowledge and agree that: (a) this Agreement shall be deemed to supersede and exclusively govern the membership relationship among the Members; and (b) that certain Operating Agreement dated as of April 1, 2021, as amended thereafter, and all other agreements among the Members and the Company relating to the membership relationship among the Members are hereby terminated and of no further force or effect as of the date hereof.


ARTICLE 2
NAME, PURPOSE, PLACE OF BUSINESS AND FISCAL YEAR


2.1   **COMPANY NAME**. The name of the Company is **HARVEST TODAY, LLC**. Unless otherwise approved by the Board (as defined below), the business of the Company shall be conducted in such name.

2.2   **COMPANY PURPOSE**. The purpose of the Company shall be to conduct any business and operations that may lawfully be conducted by a limited liability company under the Act.

2.3   **PRINCIPAL PLACE OF BUSINESS**. The principal place of business of the Company shall be 7905 W. 120th Avenue, Broomfield, Colorado 80020. The Board may, by resolution adopted in accordance with Section 5.8(a) below, designate a new principal place of business.

2.4   **FISCAL YEAR**. The Company's fiscal year shall be the calendar year.

2.5   **REGISTERED AGENT AND OFFICE**. The name of the registered agent for service of process on the Company is Rick Langille and the address of such registered agent 622 Wild Ridge Circle, Lafayette, Colorado 80026. The Board may, by the written resolution adopted in accordance with Section 5.8(a) below, designate a replacement registered agent or office.


ARTICLE 3
CAPITALIZATION OF THE COMPANY


3.1   **MEMBERS' NAMES AND ADDRESSES**. The name and address of each Member, the amount and nature of such Member's Capital Contributions (as defined below) and the number of such Member's Membership Units (as defined below) shall be maintained separately by the Board as the **SCHEDULE OF MEMBERS**. The Company shall cause the **SCHEDULE OF MEMBERS** to be amended from time to time to reflect any change in the Membership of the Company or any change in address, Capital Contributions or Membership Units of any Member made in accordance with the terms and conditions set forth in this Agreement. Each such amended **SCHEDULE OF MEMBERS** shall supersede all prior **SCHEDULES OF MEMBERS** and become part of this Agreement and a copy of the same shall be kept on file at the principal place of business of the Company.

3.2 **FOUNDING MEMBERS**. Rick Langille and Brenda Langille are the founding Members of the Company (each, a "*Founder*" and collectively, the "*Founders*") responsible for the initial formation and organization of the Company.

3.3 **CLASSES OF MEMBERSHIP INTEREST**. (a) The Company shall be authorized to issue 7,000,000 Common Units (the "*Common Units*") and 500,000 Profits Interest Units (the "*Profits Interest Units*").

(a) The holders of Common Units (each a "*Common Member*" and collectively, the "*Common Members*") shall have the right to vote on all matters submitted to the Members for a vote and shall have all the other rights, privileges and preferences set forth herein; provided, however, that no dividend, liquidation, anti-dilution, conversion, mandatory redemption or similar rights, privileges or preferences shall be associated with the ownership of Common Units.

(b) The holders of Profits Interest Units (each a "*Profits Interest Member*" and collectively, the "*Profits Interest Members*") shall be deemed to have "profits-only interests" in the Company, which shall have no capital, redemption or liquidation value associated therewith except as set forth in Article 9 below. The Profits Interest Members shall have no voting rights whatsoever, but Profits Interest Members shall have all the other rights and privileges set forth herein; provided, however, that no dividend, liquidation, anti-dilution, conversion, mandatory redemption or similar rights, privileges or preferences shall be associated with the ownership of Profits Interest Units. Each Profits Interest Member: (i) may file a precautionary income tax election under Section 83(b) of the Code (as defined below) to reflect the Current Value (as defined below) of such Profits Interest Units for the tax year during which such Profits Interest Units are issued; (ii) acknowledges that any such 83(b) election shall be filed with the Internal Revenue Service within thirty (30) days after the issuance of such Profits Interest Units and a copy of the same shall also be delivered to the Company; (iii) shall be solely responsible and liable for any income tax consequences associated with the issuance, ownership and/or sale, redemption, forfeiture or other disposition of their Profits Interest Units; and (iv) acknowledge and agree that neither the Company nor any other Member shall have any liability to such Profits Interest Member for any such tax consequences.

Collectively, the issued and outstanding Common Units and Profits Interest Units shall be referred to herein as the "*Membership Units*." In addition, a Member may own a combination of Common Units and Profits Interest Units.

3.4 **EQUITY INCENTIVE PLAN**. The Profits Interest Units shall be reserved for issuance pursuant to a plan (the "*Equity Incentive Plan*") approved by the Board by a resolution adopted in accordance with Section 5.8(a) below, for purposes of issuing Profits Interest Units to the Company's key employees, independent contractors, consultants and advisors or other parties in consideration of services performed on behalf of the Company, which grants shall be subject to such vesting schedules, purchase prices and other restrictions and limitations as determined by the Board by resolution adopted in accordance with Section 5.8(a) below.

3.5 **ADMISSION OF NEW MEMBERS**. Additional Persons may be admitted as Members to the Company only in accordance with the terms and conditions set forth in Article 12 below.

3.6 **TRANSFERABILITY**. No Membership Units may be sold, assigned or otherwise transferred, in whole or in part, except in accordance with the terms and conditions set forth in Article 12 below.

ARTICLE 4
MEMBERS

4.1 **PLACE OF MEETINGS**. All meetings of the Members shall be held at the principal office of the Company or at such other place within or outside the State of Colorado as may be designated in the notice of meeting.

4.2   **ANNUAL MEETING**. No annual meeting of the Members shall be required.

4.3   **SPECIAL MEETINGS**. Special meetings of the Members may be called by any Manager or any Common Member.

4.4   **NOTICE OF MEETINGS**. (a) Unless otherwise required by the Act or other applicable law, written notice setting forth the place, day and time of any meeting of the Members and the purpose or purposes for which such meeting is called shall be delivered not less than ten (10) days or more than sixty (60) days prior to the date of such meeting, either personally or by mail, at the direction of any Manager or the other Persons calling the meeting, to each Member entitled to vote at such meeting.

(b)   Notice of a meeting of the Members is not required to be delivered to any Member who shall in writing waive such notice, whether before, at or after the scheduled day and time of any such meeting. The attendance of any Member or his, her or its written acknowledgment of the minutes, if any, of such meeting shall be deemed a waiver of, and equivalent to, formal notice of such meeting, unless such Member attends such meeting for the express purpose of objecting to the matters to be discussed at such meeting on the basis that such meeting was not lawfully called or convened.

(c)   Any written notice required to be delivered by the Act or other applicable law, the Company's Articles of Organization (the "*Articles*") or this Agreement shall be delivered in accordance with the terms and conditions set forth in Section 13.3 below and, if mailed, shall be deemed delivered when deposited in the United States mail, with postage prepaid, addressed to the Member at his, her or its address as set forth in the then-current **SCHEDULE OF MEMBERS**. However, if three (3) successive letters mailed to the last-known address of any Member are returned as undeliverable, no further notices to such Member shall be required until the Company receives notice delivered in accordance with the terms and conditions set forth in Section 13.3 below of the new address for such Member.

4.5   **QUORUM**. A quorum, for purposes of a meeting of the Members, shall consist of the presence (in person or by proxy) of the Common Members collectively holding a majority of the then-outstanding Common Units. If a quorum is not represented at any meeting of the Members such meeting may be adjourned for a period not to exceed sixty (60) days at any one adjournment.

4.6   **VOTING RIGHTS**. (a) Unless otherwise provided by this Agreement or the Articles, each Common Member entitled to vote shall be entitled to a number of votes equal to the number of Common Units then held by such Member, upon each matter submitted to a vote at a meeting of the Members. Only Common Members as listed on the then-current **SCHEDULE OF MEMBERS** shall be entitled to vote, and the Company shall not be bound to recognize any equitable or other claim to or interest in the Company on the part of any other Person, firm, Company or other entity, whether or not the Company shall have express or other notice thereof, except as expressly provided by the laws of the State of Colorado.

(b)   Notwithstanding anything to the contrary set forth herein, a Defaulting Member (as defined below) shall not be entitled to vote in connection with any matter submitted to the Members for a vote.

4.7   **VOTING REQUIREMENTS**. Except as set forth elsewhere in this Agreement, if a quorum is present, the affirmative vote of the Common Members then entitled to vote and collectively holding a majority of the issued and outstanding Common Units shall be required to approve any act on the part of the Common Members, unless otherwise provided by the Act or other applicable law.

4.8   **PROXIES**. Any Common Member may vote either in person or by proxy executed in writing by such Member, or by his, her or its duly authorized attorney in fact.

4.9   **ACTION OF MEMBERS BY WRITTEN CONSENT**. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by such Common Members collectively holding a majority of the then-outstanding Common Units.

4.10 **ACTION BY ELECTRONIC MEANS**. The Members may participate in any meeting of the Members by means of conference telephone, video or similar communications equipment by which all Persons participating in the meeting can hear each other at the same time. Notice of any such meeting to be conducted by conference telephone, video or similar equipment shall be given to a Member in person or by telephone at least one (1) day prior to the time fixed for such meeting. Such participation shall constitute presence in person at such meeting.

4.11 **OTHER BUSINESS TRANSACTIONS WITH THE COMPANY**. Upon the approval of the Board, each Member or any other entity in which such Member is an owner, stockholder, member, officer, director, employee, agent or representative may transact business with the Company from time to time to provide professional and other services, materials, inventory, goods and/or deliverables for the benefit of the Company, including entering into any licensing, professional services or similar agreements between the Company and such Member.

4.12 **OTHER ACTIVITIES OF MEMBERS**. Subject to such Member's fiduciary duty and duty of loyalty to the Company, such Member may, without notice to or consent from any other Member, engage and invest in other business ventures of any nature. Neither the Company nor any other Member shall by virtue of this Agreement have any right or interest in such other ventures or the income or profits derived therefrom.

4.13 **CONFIDENTIALITY**. The Members recognize and acknowledge that they will acquire, obtain or be exposed to Confidential Information (as defined below) of the Company. The Members agree that all Confidential Information is proprietary and a valuable, special, private and unique asset of the Company. The Members shall treat and maintain all Confidential Information in strict confidence and, except as hereinafter permitted, shall not disclose, divulge, publish or otherwise reveal the Confidential Information to any Person or use the Confidential Information outside the ordinary course of the business for any reason or purpose whatsoever without the prior written consent of the other Members. Notwithstanding the foregoing, this Agreement shall not be interpreted to prevent the disclosure of Confidential Information that: (a) is required to be disclosed pursuant to a court order, a valid administrative agency subpoena or a lawful request for information by an administrative agency so long as the disclosing Member delivers to the other Members prompt notice of any such court order, subpoena or request for information; (b) is required to be disclosed pursuant to the Corporate Transparency Act of 2019 (the "*CTA*"); (c) is disclosed to a Member's spouse, life partner, family members, legal counsel or financial advisors; or (d) is disclosed in order to enforce such Member's rights and perform such Member's obligations as set forth in this Agreement, provided that any such disclosure under this Section 4.13(d) is made "under seal" or in a manner in which public access to Confidential Information is denied or restricted. In the event that any Member has entered into a separate agreement that governs the disclosure of Confidential Information or other proprietary information of the Company and there is a conflict between the terms and conditions set forth in such separate agreement and the terms and conditions set forth in this Section 4.13, the terms and conditions that are the most favorable to the Company, as determined by the Company in its sole discretion, shall govern.

4.14 **COMPLIANCE WITH THE CTA**. For purposes of compliance with the requirements of the CTA and any regulations (the "*CTA Regulations*") promulgated thereunder by the United States Treasury Department's Financial Crimes Enforcement Network ("*FinCEN*"), each Member shall:

(a) Obtain and provide to the Company a "FinCEN Identifier" as more particularly described in 31 C.F.R. § 1010.380(b)(4)(i) of the CTA Regulations;

(b) Periodically update all required information related to such FinCEN identifier as required under 31 C.F.R. § 1010.380(b)(4)(iii) of the CTA Regulations; and

(c) Defend, indemnify and hold harmless the Company, the Managers, and other Members from his, her or its failure to comply with the requirements of the CTA and the CTA Regulations.

4.15   **MEMBER DEFAULT**. (a) "*Default*" on the part of a Member (the "*Defaulting Member*") shall be deemed to have occurred if he, she or it or its stockholders, members or other principals:

(i)   commits acts of gross negligence or willful misconduct that are likely to materially harm the Company and/or any other Members.

(ii)   commits any acts of dishonesty or theft related to the property of the Company.

(iii)   violates his, her or its fiduciary duty or duties of good faith or loyalty to the Company.

(iv)   commits a material violation or default in connection with performing any of his, her or its obligations set forth herein.

4.16   **LIMITATION OF LIABILITY**. (a) The liability of each Member for losses and debts of the Company or for obligations or liabilities thereof of any kind or nature shall in no event exceed the greater of: (i) the aggregate Capital Contributions actually made by such Member to the Company; or (ii) the Capital Contributions Member is required to make to the Company.

(b)   The Company's failure to observe the formalities or requirements relating to the management of its business or affairs shall not, by itself, render the Members liable for the obligations or liabilities of the Company.

(c)   A Member shall not be liable to the Company upon the rightful return of the Member's Capital Contribution, notwithstanding any creditor's extension of credit to the Company during the period between when such Capital Contributions were made and when the same were returned by the Company.

4.17   **INDEMNIFICATION**. The Company shall defend, indemnify and hold harmless every Member: (a) for payments made and individual liabilities reasonably incurred by such Member on behalf of the Company in the ordinary course and proper conduct of the Business, or in the preservation of the Business or the Company's property; or (b) in the event of any loss, liability or claim against any Member relating to the activities of the Company; provided, however, that the Company shall not be required to defend, indemnify and hold harmless a Member hereunder if such Member's conduct was: (i) not undertaken in good faith to promote the best interest of the Company; (ii) reckless; (iii) in violation of the CTA Regulations; or (iv) such Member engaged in willful misconduct; and, provided further, that such indemnity shall be limited to the total assets of the Company as of the date of such claim for indemnification is made by the applicable Member.

ARTICLE 5
MANAGEMENT, DUTIES AND RESTRICTIONS

5.1   **POWERS**. The property and business of the Company shall be managed by a Board of Managers (the "*Board*"), each of whom shall be a natural person eighteen (18) years of age or older but need not be Members of the Company or residents of the State of Colorado. Except as set forth elsewhere herein, the Board may exercise all such powers and do all such lawful acts and things as are not prohibited by the Act, other applicable law, the Articles or this Agreement.

5.2   **NUMBER ELECTION, TENURE AND QUALIFICATION.** The Common Members hereby agree that the Board shall be comprised of no more than five (5) Managers. The actual number of Managers comprising the Board shall be fixed from time to time by the affirmative vote of the Common Members in accordance with Section 4.7 above. No decrease in the number of Managers shall have the effect of shortening the term of any incumbent Manager. Managers shall serve until they resign or are removed in accordance with the terms of this Agreement. The Managers comprising the Board as of the date of this Agreement shall be Rick Langille and Brenda Langille.

5.3   **RESIGNATION**. Any Manager may resign at any time by delivering written notice of the same to the rest of the Managers comprising the Board. The resignation of a Manager shall take effect upon the receipt of such notice or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

5.4   **REMOVAL**. Any Manager may be removed upon affirmative vote of the Common Members in accordance with Section 4.7 above.

5.5   **VACANCIES**. Any vacancy on the Board (including a vacancy resulting from an increase in the number of Managers comprising the Board) shall be filled by an affirmative vote of the Common Members in accordance with Section 4.7 above. A Manager elected to fill such a vacancy shall serve for the unexpired term of his or her predecessor in office, and a Manager elected to fill a position resulting from an increase in the number of Managers shall hold office until the earlier of (a) his or her successor is elected and qualified; or (b) his or her earlier death, resignation, or removal.

5.6   **SPECIAL MEETINGS**. Special meetings of the Board may be called at any time by any Manager upon three (3) days' prior written notice delivered to the other Managers comprising the Board. Such meetings may be held within or outside the State of Colorado and may be held without previous notice to a Manager attending such Meeting. Such Manager's written acknowledgment of the minutes, if any, of such meeting shall be deemed a waiver of, and equivalent to, formal notice of such meeting, unless such Manager attends such meeting for the express purpose of objecting to the matters to be discussed at such meeting on the basis that such meeting was not lawfully called or convened**.**

5.7   **QUORUM**. A quorum, for purposes of a meeting of the Board, shall consist of the presence (in person or by proxy) of a majority of the Managers.

5.8   **VOTING REQUIREMENTS**. (a) Except as set forth in Section 5.8(b) below, if a quorum is present: (i) during any period during which the aggregate of the Percentage Interests of the Founders exceeds fifty percent (50%), the affirmative vote of a majority of the Managers on a per capita basis, which shall include at least one of the Founders, shall constitute an act of the Board; or (ii) during any period during which the aggregate of the Percentage Interests of the Founders is less fifty percent (50%) or less, the affirmative vote of a majority of the Managers on a per capita basis shall constitute an act of the Board.

(b)   Notwithstanding anything to the contrary set forth in Section 5.8(a) above, the Board shall not be permitted to take action in connection with any of the following matters without the affirmative vote of the Common Members in accordance with Section 4.7 above:

(i)   Amend the Articles or this Agreement.

(ii)   Authorize and sell or otherwise transfer any new classes and/or series of the Company's membership units or other securities (other than debt securities with no equity conversion feature) of the Company that have rights, privileges and/or preferences that are superior to the Common Units.

(iii)   Sell or dispose of any or all of the assets of the Company or the Membership Interests in an exit transaction.

(iv)   Cause the Company to acquire, by either the purchase of capital stock, equity securities or assets, any other business entity.

(v)   Merge, reorganize or dissolve the Company.

(b)   Notwithstanding anything to the contrary set forth in Section 5.8(a) above, the Board hereby delegates to each Manager acting alone the individual authority to incur, create or assume trade debt and liabilities and authorize expenditures and contractual commitments on behalf of the

6

Company in a single or series of related transactions in the ordinary course of the Company's business. In addition, each Managers shall have the individual authority to further delegate any of the authority delegated to him or her in this Section 5.8(c) to such Officers and such other representatives of the Company as determined by him or her in his reasonable discretion.

5.9   **BOARD DEADLOCK**. In the event of a deadlock or tie in a vote among the Managers (a "*Deadlock*"), the Managers shall in good faith attempt to resolve their differences. If after thirty (30) days from the date of such Deadlock the Managers have been unable to resolve their differences, then they shall submit the disputed matter to mediation. The Managers shall appoint a mutually acceptable mediator and shall share equally in the cost of such mediation. In the event such disputed matter is not resolved by mediation within five (5) days after mediation commences, the mediation shall terminate.

5.10   **ACTION OF BOARD BY WRITTEN CONSENT**. Any action required or permitted to be taken by the Board or by a committee thereof at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Managers entitled to vote with respect to the subject matter thereof.

5.11   **ACTION BY ELECTRONIC MEANS**. The Managers may participate in any meeting of the Board by means of conference telephone, video or similar communications equipment by which all Persons participating in such meeting can hear each other at the same time. Notice of any such meeting to be conducted by conference telephone, video or similar equipment shall be delivered to a Manager in person or by telephone at least one (1) hour prior to the time fixed for such meeting. Such participation in such meeting shall constitute presence in person at such meeting.

5.12   **OFFICERS**. (a) The officers of the Company (the "*Officers*") may consist of a Chief Executive Officer, President, Chief Operating Officer, Vice President(s), Secretary and/or Treasurer, each of whom shall be appointed by the Board. The Board or the Chief Executive Officer, acting on his or her own authority, may appoint such other Officers and assistant Officers as are deemed necessary or desirable. Any two (2) or more offices may be held by the same person. Officers shall be natural persons eighteen (18) years of age or older, but they shall not be required to be residents of the State of Colorado or Members of the Company.

(b)   If appointed, the Officers shall perform such duties and have such obligations to the Company as determined from time to time by the Board or as may be set forth in any agreement between the Company and such Officers.

(c)   If appointed, the Officers shall hold office until their successors are appointed and qualified.

(d)   If appointed, any Officer or other agent of the Company may be removed at any time by the Board, but such removal shall be without prejudice to the contract rights, if any, of the person so removed; provided, however, the appointment of an Officer or agent shall not, of itself, create any such contract rights.

(e)   Whenever any vacancy shall occur in any office by death, resignation, increase in number of Officers or otherwise, the same shall remain vacant unless and until filled by the resolution of the Board adopted in accordance with Section 5.8(a) above and the Officer so appointed shall hold office until his or her successor is appointed and qualified.

5.13   **INDEMNIFICATION**. In the event of any loss, liability or claim against any Manager relating to the activities of the Company, the Company shall indemnify and hold harmless such Manager for any such loss, liability and claim, including reasonable attorneys' fees; provided, however, that the Company shall not be required to indemnify a Manager hereunder if such Manager's conduct was: (a) not undertaken in good faith to promote the best interest of the Company; (b) was reckless; or (c) such Manager engaged in willful misconduct; and, provided further, that such indemnity shall be limited to the total assets of the Company (including unpaid Capital Contributions of the Members) valued as of the date of such claim for indemnification is made by such Managers.

5.14 **LIMITATION OF LIABILITY**. Notwithstanding anything to the contrary set forth herein, the Manager shall not be liable to any Member or the Company for honest mistakes in judgment or for action or inaction, taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company, or for losses due to such mistakes, action or inaction, or to the negligence, dishonesty or bad faith of any employee, consultant, subcontractor, representative, agent or broker of the Company, provided that the same were selected, engaged or retained and were supervised with reasonable care.

ARTICLE 6
CAPITAL

6.1 **CAPITAL ACCOUNTS**. The Company shall maintain an individual Capital Account (as defined below) for each Member.

6.2 **CAPITAL CONTRIBUTIONS OF THE COMMON MEMBERS**. Each Common Member has contributed to the Company capital in the amount set forth opposite such Member's name on the then-current **SCHEDULE OF MEMBERS** (each such amount, a "*Capital Contribution*").

6.3 **NO CAPITAL CONTRIBUTIONS REQUIRED OF PROFITS INTEREST MEMBERS**. The Profits Interest Units shall be "profits-only interests" and not "capital interests" for federal and state income tax purposes as more particularly described in Internal Revenue Service Rev. Proc. 93-27 and Rev. Proc. 2001-43, as clarified or amended by future decisions or regulations of the Internal Revenue Service from time to time.

6.4 **INTEREST ON AND RETURN OF CAPITAL CONTRIBUTIONS**. No Member shall receive any interest on his, her or its Capital Contributions. Notwithstanding the foregoing, upon the prior written consent of the Board, any Member may extend a loan to the Company subject to such terms and conditions agreed upon between such Member and the Company and interest paid on such loans shall not be deemed interest upon a contribution of capital to the Company.

6.5 **NO CAPITAL CALLS**. Except as may be otherwise set forth in any other agreement between the Company and a Member, no Member shall be required to make additional Capital Contributions to the Company.

ARTICLE 7
COMPANY ALLOCATIONS OF PROFITS AND LOSSES

7.1 **DETERMINATION OF PROFITS**. The Company's Profits (as defined below) and/or Losses (as defined below) shall be determined by the Company's bookkeepers in accordance with applicable accounting and tax principles.

7.2 **PROFITS**. (a) After giving effect to the special and curative allocations set forth in Sections 7.4 and 7.5 below, Profits for any fiscal year shall be allocated to the Members as follows:

(i) First, to the Common Members in proportion to Losses previously allocated to each of them until the amount of Profits so allocated equal the amount of such Losses; and

(ii) Second, to the Members in proportion to the distributions actually received by the Members in accordance with the terms and conditions set forth in Article 9 below.

7.3 **LOSSES**. (a) After giving effect to the special and curative allocations set forth in Sections 7.4 and 7.5 below, Losses for any fiscal year shall be allocated to the Members in accordance with their respective Capital Contribution Percentage Interests (as defined below), subject to the limitations set forth in Section 7.3(b) below.

(b)   The Losses allocated pursuant to Section 7.3(a) above shall not exceed the maximum amount of Losses that can be so allocated without causing a Member to have an Adjusted Capital Account Deficit (as defined below) at the end of any fiscal year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 7.3(a) above, the limitation set forth in this Section 7.3(b) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

7.4   **SPECIAL ALLOCATIONS**. The following special allocations shall be made in the following order:

(a)   **MINIMUM GAIN CHARGEBACK**. Except as otherwise provided in Section 1.704-2(f) of the Regulations, and notwithstanding any other provision of this Article 7, if there is a net decrease in Company Minimum Gain (as defined below) during any fiscal year, each Member shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g) of the Regulations. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 7.4(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b)   **QUALIFIED INCOME OFFSET**. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 7.4(b) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 6 have been tentatively made as if this Section 7.4(b) were not in the Agreement.

(c)   **GROSS INCOME ALLOCATION**. In the event any member has a deficit Capital Account at the end of any Company fiscal year that is in excess of the sum of: (i) the amount such Member is obligated to restore; (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and (iii) the amount such Member would be deemed obligated to restore if Member Loan Nonrecourse Deductions (as defined below) were treated as Nonrecourse Deductions, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 7.4(c) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article 7 have been tentatively made as if Section 7.4(b) above and this Section 7.4(c) were not in the Agreement.

(d)   **MEMBER LOAN NONRECOURSE DEDUCTIONS**. Any Member Loan Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Loan Nonrecourse Deductions are attributable in accordance with Section 1.704-2(b)(1) of the Regulations.

(e)   **SECTION 754 ADJUSTMENT**. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

(f)   **IMPUTED INTEREST**. To the extent the Company has taxable interest income with respect to any promissory note pursuant to Section 483 or Sections 1271 through 1288 of the Code:

(i)   such interest income shall be specially allocated to the Member to whom such promissory note relates; and

(ii)   the amount of such interest income shall be excluded from the Capital Contributions credited to such Capital Account in connection with payments of principal with respect to such promissory note.

7.5   **CURATIVE ALLOCATIONS**. The allocations set forth in Sections 7.4(a), 7.4(b) and 7.4(c) above (the "*Regulatory Allocations*") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 7.5. Therefore, notwithstanding any other provision of this Article 7 (other than the Regulatory Allocations), the Company shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 7.2 and 7.3 above.

7.6   **OTHER ALLOCATION RULES**. (a) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Board using any method permissible under Code Section 706 and the Regulations thereunder.

(b)   Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the year.

(c)   The Members are aware of the income tax consequences of the allocations made by this Article 7 and hereby agree to be bound by the provisions of this Article 7 in reporting their shares of Company income and loss for income tax purposes.

7.7   **SECTION 704(C) ALLOCATIONS**. (a) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any asset contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Adjusted Asset Value (as defined below).

(b)   In the event the Adjusted Asset Value of any Company asset is adjusted pursuant to the terms of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its Adjusted Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

7.8   **TAX ELECTION**. The Members acknowledge that IRS Notice 2005-43 announced a future "Safe Harbor Election," to become operative when certain future guidance is issued by the IRS, which is supposed to consist of the filing of an election that the Company intends to treat the issuance of a profits interest to a Member in exchange for services as the issuance of an interest which has no capital account or current liquidation value and thus to take no deduction for it, and agree that the Members and the Company shall be authorized to make such Safe Harbor Election in accordance with such future guidance, if any, as may be applicable at the time of an issuance of any profits interest by the Company. Each Member agrees to comply with all requirements of the Safe Harbor Election, including without limitation, filing its income tax returns consistently with the intended treatment related to such Safe Harbor Election. Each Member's obligations to comply with the requirements of this Section 7.8 shall survive the sale, redemption or other disposition of such Member's Membership Interest and/or termination, dissolution, liquidation and winding up of the Company, and, for purposes of this

Section 7.8, the Company shall be deemed to have continued in existence.

7.9   **PARTNERSHIP REPRESENTATIVE**. (a) Each Member shall do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of any examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings; provided, however, that no Member shall be required to file any amended tax returns. It is the intent of the Members and the Company to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company required under the Code. Accordingly, the Company as determined within the discretion of the Partnership Representative (as defined below) may elect pursuant to Code Section 6226 (or Code Section 6227(b), as applicable), including without limitation, following any procedures required in connection with any such election, to make inapplicable to the Company the requirement in Code Section 6225 (or any similar rule) that the Company pay any "imputed underpayment" (as that term is used in Code Section 6225), interest, penalties, additions to tax or other liabilities under the Revised Partnership Audit Procedures, and take any other actions necessary to minimize or avoid any payment by the Company. Notwithstanding the foregoing, if the Company becomes liable for any amounts under or on account of the Revised Partnership Audit Procedures (whether under law, by contract or otherwise) each current and former Member shall reimburse, protect, indemnify, and hold harmless the Company and the other Members from and against any liability with respect to such Member's share of any such liability of the Company (as equitably determined by the Board in consultation with the tax return preparer of the Company) arising from any reviewed year in which such Member was a Member of the Company, whether or not such Member remains a Member of the Company at the time of such assessment. A Member's obligations to comply with the requirements of this Section 7.9 shall survive the sale, redemption or other disposition of such Member's Membership Interest and/or termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 7.9, the Company shall be deemed to have continued in existence.

(b)   Rick Langille is hereby designated the "*Partnership Representative*" of the Company within the meaning of the Revised Partnership Audit Procedures, provided that the Board may at any time hereafter designate any other Person to be the Partnership Representative, provided that such Person is qualified to serve in such capacity under the Revised Partnership Audit Procedures. The Partnership Representative shall have all the powers and responsibilities associated with such position as contemplated in the Code. Without limiting the generality of the foregoing, the Partnership Representative shall have the power to manage and control, on the Company's behalf, any administrative proceeding with the Internal Revenue Service or with any other governmental entity relating to the determination of any item of Company income, gain, loss, deduction, or credit for federal, state or local tax purposes, including, without limitation, any determinations or elections with respect to the allocation of audit adjustment related taxes among Members or former Members, and the entry into audit proceedings and any tax-related elections, settlements or agreements related thereto on behalf of the Company and the Members, which shall be binding on the Company and each Member, provided that such determination or election, in each case, is undertaken reasonably and in good faith and in accordance with this Agreement and applicable law.

(c)   Notwithstanding anything to the contrary in this Agreement, with respect to any audit, examination, contest, litigation or other proceeding by or against the Internal Revenue Service or any other governmental entity that would reasonably be expected to have a disproportionate and adverse impact on any Member or its Affiliates, the Company shall deliver to such Member written notice prior to taking any significant action in connection therewith, and shall not settle, compromise or abandon the same without obtaining the written consent of such Member, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 8
EXPENSES

All expenses incurred in connection with the formation, organization and operation of the Company shall be paid by the Company or reimbursed by the Company to the applicable Person incurring the same on behalf of the Company (including without limitation, salaries, wages and fees of lawyers, accountants and other professionals).

ARTICLE 9
PAYMENTS AND DISTRIBUTIONS TO AND WITHDRAWALS BY MEMBERS

9.1   **WITHDRAWALS BY MEMBERS**. No Member may withdraw any assets or money from the Company without the approval of the Board.

9.2   **GUARANTEED PAYMENT DISTRIBUTIONS**. To the extent available from the Company's then-current cash flow, as determined by a resolution of the Board adopted in accordance with Section 5.8(a) above, on a periodic basis in accordance with the terms and conditions set forth in any agreement(s) between the Company and the applicable Member(s), the Company shall distribute to the applicable Member(s) an amount of cash (each a "*Guaranteed Payment Distribution*") equal to such compensation payable to such Member(s) in connection with their performance of their respective employment-related obligations on behalf of the Company. Guaranteed Payment Distributions shall be deemed to be "guaranteed payments" pursuant to Section 707(c) of the Code and shall reduce income or increase loss, as applicable, otherwise allocable to Members.

9.3   **ORDINARY DISTRIBUTIONS**. To the extent available from the Company's then-current cash flow as determined by a resolution of the Board adopted in accordance with Section 5.8(a) above, on each Distribution Date the Company shall distribute the Available Cash to each Member (the "*Ordinary Distributions*") to be allocated among the Members in accordance with their respective Vested Percentage Interests (as defined below).

9.4   **TAX DISTRIBUTIONS**. In the event the aggregate Ordinary Distributions a Member actually received during the preceding calendar year do not exceed an amount equal to forty percent (40%) of the taxable income allocated to such Member's Capital Account during such calendar year (such amount, the "*Estimated Tax Liability*"), then, to the extent available from the Company's then-current cash flow, as determined by a resolution of the Board adopted in accordance with Section 5.8(a) above, and provided that as of such date all Operating Liabilities that have accrued have been satisfied in full, on or before March 31st of the subsequent calendar year, the Company shall distribute to each Member an amount of cash (a "*Tax Distribution*") equal to the amount by which such Member's Estimated Tax Liability exceeds such aggregate Ordinary Distributions.

ARTICLE 10
DISSOLUTION AND LIQUIDATION OF THE COMPANY

10.1   **DISSOLUTION**. The Company shall be dissolved as determined by the Board by a resolution adopted in accordance with Section 5.8(b)(v) above.

10.2   **DISSOLUTION PROCEDURES**. In the event of any sale of the Company's assets or its Membership Interests or other liquidation, dissolution or winding up of the Company, either voluntary or involuntary (a "*Liquidation Event*"):

(a)   the affairs of the Company shall be wound up and terminated in accordance with the directions of the Board.

(b)   the proceeds of the sale or other liquidation of the Company's assets or its Membership Interests shall be distributed by the Company in satisfaction of its liabilities in the following order:

(i)   to satisfy the then due and payable Operating Liabilities in the order of priority established by law, either by payment or by establishment of reserves;

(ii)   to the setting up of any reserves that the Board may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company;

(iii)   To any accrued and unpaid Guaranteed Payment Distributions due to any Members;

(iv)   To any accrued and unpaid Ordinary Distributions due to any Members;

(v)   To any accrued and unpaid Tax Distributions due to any Members;

(vi)   To the Members in accordance with the positive balances of their respective Capital Accounts (after giving effect to all contributions, distributions and allocations for all taxable years, including the year in which such liquidation occurs), in compliance with Section 1.704-1(b)(2)(ii)(b)(2) of the Regulations; and

(vii)   to the Members, in accordance with their respective Vested Percentage Interests.

(c)   If a Member has a deficit balance in his, her or its Capital Account (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any additional Capital Contributions with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or any other Person for any purpose whatsoever.

(d)   The cash flow and items of taxable income, gain, loss, deduction or credit of the Company during the period of liquidation shall be allocated among the Members in accordance with the terms and conditions set forth in Article 7 above.

(e)   If any assets of the Company distributed to Members in connection with any Liquidation Event of the Company are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board, except that any publicly-traded securities to be distributed to members in a liquidation, dissolution or winding up of the Company shall be valued as follows:

(i)   If the securities are then traded on a national securities exchange or the NASDAQ Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the distribution; or

(ii)   If the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution.

10.3   **RETURN OF INVESTMENT**. The Members shall look solely to the assets of the Company for the return of their respective Capital Contributions and if such Member's assets remaining after the payment or discharge or provision for the payment or discharge, of his, her or its other debts or liabilities are insufficient to return the Capital Contributions to the applicable Members, none of them shall have any claims against any of the other Members related thereto.

ARTICLE 11
FINANCIAL RECORDS; BOOKKEEPING AND REPORTS

11.1   **FINANCIAL RECORDS**. The books and records of the Company shall be kept in accordance with the terms of this Agreement and otherwise in accordance with customary and reasonable bookkeeping practices and principles, consistently applied (unless otherwise specifically provided in this Agreement).

11.2   **REPORTS**. (a) Within thirty (30) days after the end of each calendar quarter, the Company shall deliver to each Member for such quarter the Company's balance sheet as of the end of such quarter and the Company's profit and loss statement for such quarter, all in reasonable detail.

(b)   Within ninety (90) days after the end of each fiscal year, the Company shall deliver to each Member for such fiscal year: (i) the Company's unaudited balance sheet as of the end of such fiscal year and the Company's profit and loss statement for such fiscal year, all in reasonable detail; and (ii) to the Members, a report setting forth the balance of each Member's Capital Account as of the end of such fiscal year and a description of the manner of its calculation.

(c)   Within such 90-day period, the Company shall also deliver to each Member and to each Person (or his, her or its legal representative) who was a Member during any part of the fiscal year a Schedule K-1 for such fiscal year. Upon request from any Member, the Company shall deliver a copy of the Company's federal income tax return for such fiscal year to such Member.

11.3   **INSPECTION OF RECORDS**. The books and financial records of the Company shall, upon reasonable notice to the Board, be open to inspection by any Member or his, her or its representative, and to copying by such Member or representative at any reasonable time during normal business hours.

11.4   **BANKING**. A deposit account or accounts in the name of the Company shall be maintained at such bank or banks as the Board may select from time to time hereafter by a resolution adopted in accordance with Section 5.8(a) above. All uninvested funds of the Company shall be deposited in such deposit accounts of the Company. The balances of such deposit accounts shall be subject to withdrawal by checks issued in the name of the Company and signed by any of the Managers or such person or persons as the Board may, from time to time, designate, including without limitation, any officers of the Company. The Board may, from time to time, invest any portion of the balances of such deposit accounts not needed in the operation of the Company's business in securities, certificates of deposit, and time or demand deposits in commercial banks, bankers' acceptances, savings and loan association deposits or deposits in members of the federal home loan bank system.

ARTICLE 12
RESTRICTIONS ON TRANSFER

12.1   **GENERAL RESTRICTION**. No Member shall Transfer his, her or its Membership Units except as expressly permitted in this Article 12. For purposes of this Agreement, "*Transfer*" shall mean, with respect to any Member and his, her or its Membership Units, any sale, gift, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily, involuntarily or by operation of law). Any Transfer of Membership Units in violation of the terms and conditions set forth in this Agreement shall be null and void.

12.2   **COVENANT NOT TO DISSOLVE**. Notwithstanding any provision of the Act, each Member hereby covenants and agrees that the Members have entered into this Agreement based on their mutual expectation that all Members will continue as Members and carry out the duties and obligations undertaken by them hereunder, and that, except as otherwise expressly required or permitted in this Agreement, no Member shall be entitled to demand or receive a return of such Member's Capital Contributions or a share of Profits (or a bond or other security for the return of such Capital Contributions or share of Profits), or exercise any power under the Act to dissolve the Company.

12.3   **ESTATE PLANNING TRANSFERS**. For purposes of personal estate planning, any Common Member may transfer his, her or its Membership Interest, in whole or in part, for the benefit of his or her spouse, children, parents, siblings, other family members or a family trust or other similar estate planning vehicle; provided, however, that (a) no such transferee shall be deemed a Substituted Member (as defined below); and (b) such Membership Units so transferred shall remain subject to the terms and conditions of this Agreement.

12.4   **THIRD PARTY OFFERS**. (a) Any Common Member (a "*Withdrawing Member*") that desires to sell his, her or its Membership Interest, in whole or in part, to a third party purchaser shall deliver to the Board a written notice (a "*Sale Notice*") which sets forth the number of Common Units to be sold (the "*Sale Units*"), the price per Common Unit, terms and conditions of governing such sale (the "*Third Party Sale*") and the name and address of the prospective purchaser (the "*Third Party Purchaser*").

(b)   For a period of thirty (30) days after receipt of a Sale Notice, the Company, as determined by the Board by resolution adopted in accordance with Section 5.8(a) above, shall have the first right of refusal to acquire the Membership Interest of the Withdrawing Member for the purchase price and in accordance with the other terms set forth in such Sale Notice.

(c)   In the event the Company does not exercise such right within such 30-day period, the Board shall deliver written notice of the same to each of the other Common Members along with a copy of such Sale Notice. Thereafter, for a period of fifteen (15) days each of the other Common Members (each, a "*Tag-Along Member*" and collectively, the "*Tag-Along Members*"), upon the delivery of written notice to the Withdrawing Member, shall have the right to participate in the Third Party Sale contemplated in such Sale Notice on a prorated basis along with the Withdrawing Member. The Sale Units shall be prorated among the Withdrawing Member and the Tag-Along Members such that the number of Sale Units allocated to the Withdrawing Member and each Tag-Along Member (each such Member's "*Share of Sale Units*") shall be equal to the product of: (i) the Sale Units, multiplied by: (ii) the fraction, the numerator of which is the Percentage Interest of the Withdrawing Member or applicable Tag-Along Member, and the denominator of which is the sum of the Percentage Interests of the Withdrawing Member and the Tag-Along Members.

(b)   At the closing of such Third Party Sale, the Withdrawing Member and each Tag-Along Member shall sell their respective Share of Sale Units to the Third Party Purchaser in accordance with the terms and conditions set forth in the Sale Notice. In the event the Third Party Purchaser fails to purchase the Sale Units of the Tag-Along Members as the closing of such Third Party Sale, such Withdrawing Member shall not be permitted to sell his, her or its Share of Sale Units to such Third Party Purchaser and instead shall retain the same indefinitely and/or seek to solicit another Third Party Purchaser pursuant to the terms and conditions set forth in this Section 12.4.

(c)   In the event none of the other Common Members exercises the right to become a Tag-Along Member, such Withdrawing Member may proceed to sell such portion to such Third Party Purchaser subject to the terms set forth in such Sale Notice; provided that: (i) the closing of such sale occurs within forty-five (45) days after the date of such Sale Notice; and (ii) such Withdrawing Member has delivered to the Company evidence that such Third Party Purchaser has agreed in writing to be bound by the terms and conditions of this Agreement. Thereafter, such Third Party Purchaser shall become a Substituted Member provided such Third Party Purchaser shall have satisfied the terms and conditions for admission as a Substituted Member (as defined below) set forth in Section 12.9 below.

(d)   In the event that the proposed sale to such Third Party Purchaser does not close within such 45-day period for any reason, such Withdrawing Member may retain his, her or its Membership Interest indefinitely and/or seek to solicit another Third Party Purchaser pursuant to the terms and conditions set forth in this Section 12.4.

12.5   **DEATH OF A MEMBER**. In the event a Member shall die or be adjudicated deceased as determined in writing by the attending physician (a "*Deceased Member*") the Membership Interest of such Deceased Member shall pass to his or her beneficiary or successor (a "*Successor*"), if any. Thereafter, such Successor shall become a Substituted Member provided such Successor shall have satisfied the terms and conditions for admission as a Substituted Member set forth in Section 12.9 below.

12.6   **INVOLUNTARY TRANSFERS**. (a) Upon: (i) the occurrence of a Default on the part of a Defaulting Member, as determined in accordance with the terms and conditions set forth in Section 4.15 above; or (ii) the filing of a petition in Bankruptcy by or against a Member or the involuntary transfer of a Member's Membership Interest, which transfer may include without limitation attachment, levy, foreclosure or sale by virtue of any judicial order of any court of record (the Member in either event being referred to herein as a "*Defaulting Member*"), upon the delivery of prior written notice to such Defaulting Member (also a "*Redemption Notice*"), the Company shall have the right (as determined by vote of the Board in accordance with Section 5.8(a) above) to redeem the Membership Interest associated with such Defaulting Member at a redemption price (also a "*Redemption Price*") equal to the Current Value of such Membership Interest as determined in accordance with Section 12.7 below less a discount of twenty-five percent (25%) (the "*Redemption Price Discount*"). The Redemption Price Discount is intended, among other things, as liquidated damages to compensate the Company for redeeming the Membership Interest of such Defaulting Member at a time which may be disadvantageous to the Company, and as an equivalent to broker's commissions, closing costs, price reductions to obtain a prompt sale, and the like that would have been paid or made had all of the Company's assets been sold on the open market at a price necessary to obtain a prompt sale.

(b)   In the event the Company exercises such right, such redemption shall be consummated at a closing at the offices of the Company within thirty (30) days after the date of such Redemption Notice. At such closing, the Company shall pay to such Defaulting Member the Redemption Price, at the election of the Company, either: (i) in full in cash at closing; or (ii) zero percent (0%) of the Redemption Price at closing and the balance in equal annual payments on each anniversary of the date of such closing amortized over ten (10) years with interest thereon accruing at the Prime Rate during the 30-day period prior to the date of such closing less three hundred (300) basis points (provided that such interest rate shall be consistent with the Code and the Regulations), such payment obligation to be evidenced by a negotiable promissory note or notes made by the Company payable to the order of such Defaulting Member and containing a right of prepayment without penalty. Such interest rate reduction is intended, among other things, as liquidated damages to compensate the Company for redeeming the Membership Interest of such Defaulting Member at a time which may be disadvantageous to the Company, and as an equivalent to broker's commissions, closing costs, price reductions to obtain a prompt sale, and the like that would have been paid or made had all of the Company's assets been sold on the open market at a price necessary to obtain a prompt sale.

(c) In the event that the Company does not exercise such redemption right, such Defaulting Member shall have the same rights as a Prohibited Transferee as set forth in Section 12.10 below.

12.7   **VALUATION OF MEMBERSHIP INTERESTS**. (a) The Current Value of the Membership Interest for purposes of any of the redemption transactions contemplated in this Article 12, shall be determined (i) in the case of a Deceased Member, as of the date upon which such Member dies or is adjudicated deceased; or (ii) in the case of a Defaulting Member, as of the date upon which such Member Default has occurred, which for purposes of Section 12.7(a)(ii) above shall be deemed to be the date on which the applicable Member Default occurred, or the date on which a bankruptcy petition is filed against such Member or upon which such Member's Membership Interest is involuntarily transferred (each such date, a "*Valuation Date*"). The "*Current Value*" of any such Membership Interest shall equal: (i) the sum of: (A) the product of: (I) the Company Gross Fair Market Value (as defined below), multiplied by (II) the Percentage Interest applicable to such Membership Interest; and (B) any outstanding advances made by the same to the Company; less (ii) any outstanding obligations of the same to the Company

(b)   The fees and expenses incurred in connection with the determination of the Company Gross Fair Market Value and all other costs and expenses incurred in connection with the consummation of any redemption transaction contemplated in this Article 12 shall be deducted from the Redemption Price payable to the Defaulting Member.

12.8   **DRAG-ALONG**. (a) In the event the Board votes in accordance with Section 5.8(b) above to sell all or a majority of all of the Membership Units in the Company to an unrelated third party purchaser (a "*Drag-Along Sale*"), then all of the Members (collectively, the "*Drag-Along Members*") shall be required to sell their respective Membership Units to such third party purchaser on the same price, terms and conditions governing such Drag-Along Sale.

(b)   Each Drag-Along Member shall be required to sell such number of Membership

Units owned by such Drag-Along Member equal to the product obtained by multiplying the number of Membership Units applicable to the Drag-Along Sale by the Drag-Along Member's Percentage Interest.

(c)   Each Drag-Along Member shall be required to participate in the Drag-Along Sale only to the extent that: (i) upon the consummation of the Drag-Along Sale, each Member shall receive the same form and amount of consideration per Membership Unit (subject to any pro rata required escrows of a portion of the consideration as determined by the Company) as any other Member holding the same class or series of Membership Units; (ii) if any Member is given an option as to the form and amount of consideration to be received, every Member holding the same class or series of Membership Units is given the same option; and (iii) any non-cash consideration received by the Members pursuant to the terms of the Drag-Along Sale is allocated among the Members holding such class or series of Membership Units in accordance with the fraction, the numerator of which is the number of Membership Units such Drag-Along Member holds of such class or series and the denominator of which is all the Membership Units issued and outstanding for such class or series.

12.9   **SUBSTITUTED MEMBERS**. (a) Subject to the redemption rights of the Company set forth elsewhere in this Article 12, and subject to the conditions and limitations set forth in this Section 12.9, a Successor or a Third Party Purchaser of all or any portion of a Membership Interest shall have the right to become a Member in place of his, her or its predecessor in interest with respect to such Membership Interest and shall be admitted as a Member and referred to herein as a "*Substituted Member.*"

(b)   As a condition to admission as a Substituted Member, such Persons eligible to become Substituted Members shall execute and acknowledge such instruments, in form and substance satisfactory to the Board, as he, she or it shall deem necessary or desirable to effectuate such admission and to confirm the agreement that such Substituted Member is to be bound by all of the terms and provisions of this Agreement, as the same may have been amended from time to time, with respect to the Membership Interest, or portion thereof, acquired from or through such predecessor in interest; and such Substituted Member shall pay all reasonable expenses in connection with such admission as a Substituted Member, including without limitation, the cost of the preparation and filing of any amendment of the Articles or this Agreement necessary or desirable in connection therewith.

12.10   **RIGHTS OF PROHIBITED TRANSFEREES AND TRANSFEROR MEMBERS**. (a) Any purported transfer of a Membership Interest occurring other than as permitted in accordance with this Article 12 shall be null and void and of no effect whatsoever; provided, however, in the event the Company is required to recognize a prohibited transfer (or if the Company, in its reasonable discretion, elects to recognize a prohibited transfer), the Membership Interest transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to such transferor's Membership Units, which allocations and distributions may be applied by the Company (without limiting any other legal or equitable rights of the Company or the other Members) to satisfy any debts, obligations, or liabilities for damages that the Withdrawing Member or the transferee of such Membership Interest may have to the Company or the other Members.

(b)   A Person that acquires a Membership Interest but is not admitted as a Substituted Member (a "*Prohibited Transferee*") shall: (i) be entitled only to allocations and distributions associated with such Membership Interest; (ii) have no right to information or accounting of the affairs of the Company; (iii) not be entitled to inspect the books or records of the Company; (iv) not be entitled to exercise any voting rights associated with such Membership Interest; and (v) not have any of the rights of a Member under the Act or this Agreement not specifically set forth in this Section 12.10(b).

(c)   Any Member that has transferred some or all of his, her or its Membership Interest (whether or not such transfer is permitted hereunder) shall, as of the date of such transfer or attempted transfer: (i) automatically cease to have any rights as a Member with respect to such Membership Interest; and (ii) with respect to any ineffective transfer, have only the rights of a Prohibited Transferee as set forth in Section 12.10(b) above; provided, however, that such Member shall not be relieved of any of his, her or its liabilities or obligations hereunder with respect to such Membership Interest.

ARTICLE 13
MISCELLANEOUS

13.1 **DOCUMENTS**. Each Member agrees to execute such certificates, counterparts, instruments, documents and amendments thereto as may from time to time be required under applicable law for the formation of the Company.

13.2 **BINDING AGREEMENT**. This Agreement shall survive the formation of the Company and shall be binding on the assignees and legal successors of the Members.

13.3 **NOTICES**. All notices and other communications provided for in this Agreement shall be in writing and mailed, sent or delivered to the receiving party at the address or email address for such party as set forth on the then-current **SCHEDULE OF MEMBERS**, or to such other address or email address as may be designated from time to time by a party in writing to the other party. All such notices and communications shall be effective: (a) if delivered by hand, when delivered; (b) if sent by mail, upon the earlier of the date of receipt or three (3) days after deposit in the mail, first class, postage prepaid; and (c) if sent by email transmission, upon transmission thereof, provided such transmission is promptly confirmed by any of the methods set forth in this Section 13.3.

13.4 **CAPTIONS**. Descriptive titles are used for convenience only and shall not be considered in the interpretation of this Agreement.

13.5 **EQUITABLE RELIEF**. Each Member acknowledges and agrees that the terms and conditions set forth elsewhere herein are reasonable and necessary to protect the legitimate interests of the Company and the other Members, and that such Member's violation or default in the performance of his, her or its obligations as set forth elsewhere herein will result in irreparable injury to the Company and/or the other Members. Each Member also acknowledges and agrees that the Company or the other Members, as applicable, shall be entitled to specific performance of such terms and conditions and to preliminary and permanent injunctive relief relating to the same, which rights shall be cumulative and in addition to any other rights or remedies to which the Company and/or the other Members may be entitled. Neither the Company nor the other Members shall be required to post a bond or to show special damages in any proceeding seeking any such equitable relief.

13.6 **GOVERNING LAW; VENUE; JURISDICTION; JURY TRIAL WAIVER**. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado including all matters of construction, validity and performance. The parties agree that any action or proceeding commenced under or with respect to this Agreement shall be brought only in the district courts of the County of Boulder, State of Colorado, and the parties irrevocably consent to the jurisdiction of such courts and waive any right to alter or change venue, including by removal. EACH PARTY HERETO HEREBY WAIVES ITS RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY SUIT, CLAIM, CAUSE OF ACTION OR OTHER ACTION TO ENFORCE ANY TERM OR CONDITION OF THIS AGREEMENT OR OTHERWISE ARISING OUT OF OR RELATED TO THIS AGREEMENT.

13.7 **ENTIRE AGREEMENT; SEVERABILITY; WAIVER**. This Agreement constitutes the entire agreement between the parties hereto and thereto concerning the matters covered herein and supersedes all prior agreements and/or understandings, between the parties, whether written or oral, concerning the matters addressed herein; and there are no understandings, agreements, representations or warranties, express or implied, which are not specified in writing and signed by the parties hereto. In the event that any of the terms of this Agreement are or become illegal or unenforceable, such terms shall be null and void and shall be deemed deleted from this Agreement, and all the remaining terms of this Agreement shall remain in full force and effect. No waiver of any provision of this Agreement, nor consent to any departure by either party therefrom, shall in any event be effective unless the same shall be in writing and signed by the party to be charged with the waiver or consent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

13.8 **LEGAL EXPENSES**. Each party shall bear his, her or its own costs and expenses (including attorneys' fees) in connection with the negotiation, preparation and execution of this Agreement. In the event of any legal action to enforce or construe any provision of this Agreement (including in any arbitration), the non-prevailing party or parties thereto shall pay the prevailing party the reasonable costs and expenses (including attorneys' fees) incurred by such prevailing party therein.

13.9   **COMPANY NAME**. The Company shall have the exclusive ownership and right to use the Company name as long as the Company continues, despite the withdrawal (for whatever reason) of any Member. No value shall be placed upon the name or the goodwill attached to the Company name for the purpose of determining the value of any Member's Capital Account.

13.10   **AMENDMENT OF THIS AGREEMENT AND ARTICLES OF ORGANIZATION**. Except as otherwise expressly provided herein, the provisions of this Agreement and the Articles may be amended only upon the determination of the Board and the affirmative vote of the Common Members in accordance with Section 5.8(b)(i) above.

13.11   **RIGHTS UPON DEFAULT**. This Agreement may be enforced at law or in equity, including suit for damages or for specific performance. Any Member who violates any of the terms of this Agreement shall hold the Company and all other Members harmless and indemnify them from any claims, actions and losses, including reasonable attorneys' fees, which may arise from such violation.

13.12   **ACKNOWLEDGEMENTS**. Upon execution and delivery of a counterpart to this Agreement or an Acknowledgment to become a party to this Agreement, each Member shall be deemed to acknowledge to the Company, the Board and Hutchinson Black and Cook, LLC as follows: (a) the determination of such Member to acquire Membership Units pursuant to any subscription agreement or other agreement by and between such Member and the Company has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made by the Board; (b) the Company has retained Hutchinson Black and Cook, LLC in connection with the transactions contemplated hereby and the Company may also retain Hutchinson Black and Cook, LLC as legal counsel in connection with the management and operation of the Company and its Affiliates; (c) Hutchinson Black and Cook, LLC is not counsel to any other Members other than the Company, the Board and the Company's Affiliates and is not representing and will not represent any other Member other than the Board in connection with the transactions contemplated hereby or any dispute which may arise between the Company or the Board, on the one hand, and any other Member, on the other hand, (d) Hutchinson Black and Cook, LLC may represent the Company, the Board or any of the Company's Affiliates in connection with any and all matters that may arise after the consummation of this Agreement (including any dispute between the Company, the Board and/or any of the Company's Affiliates, on the one hand, and any other Member, on the other hand) and such Member waives any conflict of interest in connection with any future representation by Hutchinson Black and Cook, LLC.

ARTICLE 14
CERTAIN DEFINITIONS

14.1   **ADJUSTED ASSET VALUE**. The "*Adjusted Asset Value*" with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   The initial Adjusted Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of contribution, as determined by the Board.

(b)   In the discretion of the Board, the Adjusted Asset Values of all Company assets may be adjusted to equal their respective gross fair market values, as determined by the Board, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Members pursuant to Article 6, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; and (ii) the distribution by the Company to a

Member of more than a *de minimis* amount of Company assets, unless all Members receive simultaneous distributions of either undivided interests in the distributed property or identical Company assets in proportion to their Percentage Interests.

(c)   The Adjusted Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board, and the resulting unrecognized profit or loss allocated to the Capital Accounts of the Members pursuant to Article 6, as of the following times: (i) the termination of the Company for federal income tax purposes pursuant to Code Section 708(b)(1)(B); and (ii) the termination of the Company.

14.2   **ADJUSTED CAPITAL ACCOUNT DEFICIT**. The term "*Adjusted Capital Account Deficit*" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts that such Member is obligated to restore (pursuant to the terms of such Member's Capital Contribution commitment under Section 6.2 above, if any) or is deemed obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) or 1.704-2(i)(5) of the Regulations or would be deemed obligated to restore if Member Loan Nonrecourse Deductions were treated as Nonrecourse Deductions; and

(b)   Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

14.3   **AVAILABLE CASH**. "*Available Cash*" shall mean, as of any Distribution Date, the amount by which the gross revenue actually received by the Company during the calendar year immediately preceding such Distribution Date exceeds the aggregate of: (a) the Operating Liabilities paid or then due and payable during such calendar year; (b) the then-current capital reserve as determined by the Board by resolution adopted in accordance with Section 5.8(a) above.

14.4   **CAPITAL ACCOUNT**. The "*Capital Account*" of each Member shall consist of his, her or its original Capital Contributions: (a) increased by any additional Capital Contribution, his, her or its share of income or gain that is allocated to Member pursuant to this Agreement in accordance with such Member's pro rata share of Membership Units, and the amount of any Company liabilities that are allocated to, or are assumed by Member, or that are secured by any Company property distributed to Member; and (b) decreased by the amount of any withdrawals by Member, his, her or its share of expense or loss that is allocated to Member pursuant to this Agreement, and the amount of any of his, her or its liabilities that are assumed by the Company or that are secured by any property contributed by Member to the Company. The foregoing provision and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b)(2)(iv) of the Regulations, and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Board may make such modification.

14.5   **CAPITAL CONTRIBUTION PERCENTAGE INTEREST**. "*Capital Contribution Percentage Interest*" shall mean, with respect to any Common Member, the fraction, the numerator of which is the aggregate Capital Contributions advanced by such Common Member and the denominator of which is the aggregate Capital Contributions advanced by all the Common Members.

14.6   **CODE**. The "*Code*" is the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

14.7   **COMPANY GROSS FAIR MARKET VALUE**. "*Company Gross Fair Market Value*" shall mean the gross aggregate liquidation value of the Company's assets as of the applicable Valuation Date as

4874-7482-8180, v. 10

determined by the Board by resolution adopted in accordance with Section 5.8(a) above, which shall be based on the valuation methodology previously employed by the Board in connection with the most recent determination of the Company Gross Fair Market Value, which methodology shall not account for the payoff of the then-current principal balance of all long-term debt owed by the Company to its creditors or any Operating Liabilities. Notwithstanding the foregoing, the Board may elect to either: (a) deliver written notice to the Company's then-current accounting firm requesting that such firm perform such valuation on the same basis as set forth above; or (b) engage a third party valuation firm to determine the gross aggregate liquidation value of the Company's assets as of such Valuation Date. Any such determination shall be final and conclusive on all the Members and the Company for all purposes.

14.8 **COMPANY MINIMUM GAIN**. The term "*Company Minimum Gain*" shall have the same meaning as that given to the term "partnership minimum gain" as set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

14.9 **CONFIDENTIAL INFORMATION**. "*Confidential Information*" shall mean any and all information, materials, trade secrets, or other data disclosed or made available to the Members or known by the Members as a direct or indirect consequence of membership in the Company and not generally known to the public or in the public domain, including without limitation, this Agreement.

14.10 **DEPRECIATION**. "*Depreciation*" shall mean, for each fiscal year or other applicable period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Adjusted Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Adjusted Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Adjusted Asset Value using any reasonable method selected by the Board.

14.11 **DISTRIBUTION DATE**. "*Distribution Date*" shall mean January 15th, April 15th, June 15th and September 15th of each calendar year.

14.12 **MEMBER LOAN NONRECOURSE DEDUCTIONS**. "*Member Loan Nonrecourse Deductions*" shall mean any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Sections 1.704-2(i)(1) and (2) of the Regulations.

14.13 **MEMBERSHIP INTEREST**. With respect to each Member and as of any date of determination, the term "*Membership Interest*" shall mean the Membership Units owned by such Member.

14.14 **NONRECOURSE DEDUCTIONS**. "*Nonrecourse Deductions*" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for a fiscal year of the Company shall equal the net increase, if any, in the amount of Company Minimum Gain during that fiscal year, determined according to the provisions of Section 1.704-2(d) of the Regulations.

14.15 **OPERATING LIABILITIES**. "*Operating Liabilities*" shall mean, as of any date of determination, all liabilities, expenses and costs incurred by the Company in connection with the operations of the Company, including without limitation: (a) any liabilities, expenses and costs incurred by the Company in the ordinary course of business; (b) any wages, fees, other compensation or employee benefits paid to, and related payroll tax paid on behalf of, the Company's employees; (c) any rent, "triple net" operating expenses, capital and tenant improvement expenses and other costs and expenses incurred by the Company in connection with any lease; (d) the acquisition costs and/or installment, rental, lease or other recurring payments incurred by the Company in connection with its acquisition of any furniture, fixtures, equipment, inventory, consumables, supplies and other materials; (e) debt service, principal, accrued interest and other amounts due and payable in connection with any loan, line of credit or other form of debt financing; (f) the tuition, fees and related incidental expenses incurred by the Company in connection with training, classes, seminars and similar courses taken by the Company's employees; (g) expenses and costs incurred by the Company in connection with the development of the Company's brand and identity; (h) expenses and costs incurred by the Company in connection with marketing and publicizing the Company, including the development and production of collateral marketing and branding materials, engaging marketing and public relations consultants and media and advertising costs and expenses; (i) entertainment, travel, lodging and related incidental expenses incurred by the Company in connection with business travel; (j) any fees paid to consultants and professionals, such as accountants, lawyers and other consultants, rendering professional services to or on behalf of the Company; and (k) unforeseen additional liabilities, expenses and costs incurred by the Company in the ordinary course of its business.

14.16 **PERCENTAGE INTEREST**. "*Percentage Interest*" shall mean, with respect to each Member, the fraction, the numerator of which is the number of Membership Units owned by such Member and the denominator of which is the aggregate of all the issued and outstanding Membership Units.

14.17 **PERSON**. "*Person*" shall mean any individual, partnership, company, trust, limited liability company, joint venture, association or other entity.

14.18 **PROFITS AND LOSSES**. "*Profits*" and "*Losses*" shall mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 14.18 shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits or Losses pursuant to this Section 14.18 shall be subtracted from such taxable income or loss;

(c) In the event the Adjusted Asset Value of any Company asset is adjusted pursuant to Section 14.1 above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Adjusted Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Adjusted Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period, computed in accordance with Section 14.10 above; and

(f) Notwithstanding any other provisions of this Section 14.18, any items that are specially allocated pursuant to Section 7.4 or Section 7.5 above shall not be taken into account in computing Profits or Losses.

14.19 **REGULATIONS**. "*Regulations*" shall mean the Income Tax Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

14.20 **REVISED PARTNERSHIP AUDIT PROCEDURES**. "*Revised Partnership Audit Procedures*" mean the provisions of Subchapter C of Subtitle F, Chapter 63 of the Code, as amended by P.L. 114-74,

4874-7482-8180, v. 10

the Bipartisan Budget Act of 2015 (together with any subsequent amendments thereto, the Regulations promulgated thereunder, published administrative interpretations thereof, any guidance issued thereunder and any successor provisions) or any similar procedures established by a state, local, or non-U.S. taxing authority.

14.21 **VESTED PERCENTAGE INTEREST**. "*Vested Percentage Interest*" shall mean, with respect to each Profits Interest Member and as of any date of determination, the fraction, the numerator of which is the number of then-vested Profits Interest Units owned by such Profits Interest Member and the denominator of which is equal to the sum of: (i) the aggregate of all the issued and outstanding Common Units; (ii) the aggregate of then-vested issued and outstanding Profits Interest Units.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

THE COMMON MEMBERS:

DocuSigned by:

Rick Langille
_____
—9DA129F5783D4DE…
RICK LANGILLE

DocuSigned by:

Brenda Langille
_____
—69B7A2F0462F48D…
BRENDA LANGILLE

THE PROFITS INTEREST MEMBERS:

DocuSigned by:

Joe Kapushion
_____
—D6D7233DAD174F4…
JOE KAPUSHION

DocuSigned by:

Nikola Milivojevic
_____
—88D5758893DF40B…
NIKOLA MILVOJEVIC

DocuSigned by:

Jill Clapperton
_____
—3D0D0C9B224E41F…
JILL CLAPPERTON

4874-7482-8180, v. 10

EXHIBIT A
HARVEST TODAY, LLC
SCHEDULE OF MEMBERS
DECEMBER __, 2023

COMMON MEMBERS	COMMON UNITS	COMMON UNITS PERCENTAGE INTEREST	PERCENTAGE INTEREST
Rick Langille 622 Wild Ridge Circle Lafayette, Colorado 80026	2,400,000	52.75%	51.06%
Brenda Langille 622 Wild Ridge Circle Lafayette, Colorado 80026	2,150,000	47.25%	45.74%
TOTALS:	4,550,000	100%	
PROFITS INTEREST MEMBERS	PROFITS INTEREST UNITS	PROFITS INTEREST UNITS PERCENTAGE INTEREST	PERCENTAGE INTEREST
Joe Kapushion 11727 Osceola Street Westminster, Colorado 80031	50,000	33.33%	1.05%
Nikola Milivojevic	50,000	33.33%	1.05%
Jill Clapperton 15B Washington Street Hudson, Massachusetts 01749	50,000	33.33%	1.05%
TOTALS:	150,000	100%	100%